SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that the Board of Directors of Eletrobras approved on January 31, 2014, the participation of our subsidiary Furnas Centrais Elétricas S.A. - Furnas in the Special Purpose Company (SPC) Energia  Olímpica S.A., whose object is thepossibility of implementation and construction of the Substation Olímpica 138/13.8 kV-3x40 MVA (called “Substation)and two underground lines of 138 kV (called “Transmission Lines”) that will connect with the substation, as well as its operation and maintenance. Operation and maintenance are linked to conditions previously set by the regulator.

Furnas will have a stake of 49.9% (forty-nine point nine percent) and Light S.A. of 50.1% (fifty point one percent) in the share capital of the mentioned SPC.

The participation of Furnas in the mentioned SPC will take place through the celebration of the Purchase and Sale Agreement with the company Merapi RJ Participações S.A., by paying the price of R$ 449.00 (four hundred forty-nine reais) for acquisition of its entire shareholding above specified.

The mentioned SPC was contracted by the Federal Government with the object of implementing the necessary infrastructure for the supply of electric energy to the Olympic Park, through the construction, installation, commissioning and start of operation of the Substation and Transmission Lines  from the substations Gardênia and Barra II, in the municipality of Rio de Janeiro/RJ.

The Federal Government will be responsible for defining the financial and physical schedule and for paying the necessary costs for the implementation of the Substation and the Transmission Lines through the agreements mentioned above.

Finally, we clarify that the acquisition of shares of the SPE by Furnas does not imply rights of withdraw to shareholders of Eletrobras due to does not fit any of the events set forth in Law 6404/76.

Rio de Janeiro, February 03, 2014.

Armando Casado de Araújo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.